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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayer Aktiengesellschaft
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

June 9, 2006
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Dritte BV GmbH I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 122,103,657
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 122,103,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,103,657

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 63.9283%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)
The calculation of the foregoing percentage is based on 191,000,875 outstanding bearer shares ("Shares") with no par value of Schering Aktiengesellschaft ("Schering AG"), including Shares represented by American Depositary Shares ("ADSs").

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Bayer Aktiengesellschaft I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 122,103,657
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 122,103,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,103,657

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 63.9283%(2)

14.	Type of Reporting Person OO

(2)
The calculation of the foregoing percentage is based on 191,000,875 outstanding Shares, including Shares represented by ADSs.

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Schedule 13D") relates to the outstanding bearer shares with no par value ("Shares"), including Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a German stock corporation ("Schering AG"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"). Each ADS represents one Share. The principal executive offices of Schering AG are located at Müllerstrasse 178, 13353 Berlin, Federal Republic of Germany.

Item 2. Identity and Background

        This Schedule 13D is being filed jointly by Dritte BV GmbH, a German limited liability company with its registered seat in Leverkusen ("Purchaser"), and Bayer Aktiengesellschaft, a German stock corporation with its registered seat in Leverkusen ("Bayer AG" and, together with Purchaser, the "Reporting Persons").

        Purchaser has not engaged in any business activity since its formation in 2003. Purchaser's business purpose is, among other things, the management of its own assets and the foundation and acquisition of enterprises or investments therein. Purchaser is a wholly-owned subsidiary of Bayer AG. The principle office of Purchaser is Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Federal Republic of Germany.

        Bayer AG's business purpose is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals. Bayer AG is the management holding company of the Bayer Group. The principle office of Bayer AG is 51368 Leverkusen, Federal Republic of Germany.

        Information as to the managing members of Purchaser is set forth in Schedule A hereto and information as to the management board and supervisory board members of Bayer AG is set forth in Schedule B hereto.

        During the last five years, neither Purchaser or Bayer AG nor, to Purchaser's knowledge, any of the persons listed in Schedule A nor, to Bayer AG's knowledge, any of the persons listed in Schedule B have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding (except for matters that were terminated without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of or prohibiting activities subject to federal or state securities laws, or finding that they have violated such laws.

        On March 23, 2006, Purchaser announced its intention to commence an offer (together with any amendments or supplements thereto, the "Offer") to acquire all Shares, including Shares represented by ADSs, at a purchase price of EUR 86.00 per Share (the "Original Offer Price") in cash. On April 13, 2006, Purchaser commenced the Offer following the filing of required tender offer documentation (the "Offer Document") and following approval of the publication of the Offer Document by the German Supervisory Authority for Financial Services. The initial acceptance period for the Offer (the "Acceptance Period") was originally scheduled to expire on May 31, 2006, but was subsequently extended to June 14, 2006 in accordance with German law. Among other things, the Offer is conditioned upon at least 75% of the 191,000,875 Shares (194,000,000 issued and outstanding Shares less 3,554,500 treasury Shares plus 555,375 Shares that could be issued pursuant to outstanding options), or 143,250,656 Shares, being validly tendered and not withdrawn at the end of the Acceptance Period (the "Minimum Acceptance Threshold"). The Reporting Persons currently anticipate that they will announce no later than June 22, 2006 whether the conditions, including the Minimum Acceptance Threshold, have been satisfied.

        During the period from January 20, 2006 through June 13, 2006, Merck KGaA, E. Merck OHG and Merck Vierte Allgemeine Beteiligungsgesellschaft mbH (collectively the "Merck Entities") acquired 41,529,770 Shares. As a result, on June 9, 2006, the Reporting Persons announced that they had begun purchasing Shares (but not ADSs) outside the Offer in accordance with exemptive relief granted by the staff of the United States Securities and Exchange Commission (the "SEC"). Such purchases were and will only be made outside the United States.

        On June 13, 2006, the Reporting Persons filed a complaint against the Merck Entities in the United States Federal District Court for the Southern District of New York seeking preliminary and permanent injunctive relief against the Merck Entities for violations of Sections 14(d) and 14(e) of the Exchange Act and compensatory and punitive damages to redress their injuries from the Merck Entities' tortious interference with prospective business relations. The complaint related to disclosure made by the Merck Entities in SEC filings as well as the acquisition of Shares by the Merck Entities during the period of the Offer. In the complaint, the Reporting Persons also sought injunctive relief restraining the Merck Entities from voting the Shares they acquired during the period when they failed to comply with their disclosure obligations, as well as an order requiring the Merck Entities to divest themselves of those Shares.

        On June 14, 2006, the Reporting Persons entered into a Tender/Purchase Agreement with Merck KGaA (the "Tender Agreement") pursuant to which Merck KGaA agreed to tender the Merck Entities' 41,529,770 Shares to Purchaser in the Offer at EUR 89.00 per Share. Furthermore, if the conditions to the Offer are not satisfied, the Reporting Persons and Merck KGaA agreed that Purchaser will acquire the Merck Entities' Shares at EUR 89.00 per Share no later than June 23, 2006. In addition, the Reporting Persons agreed to withdraw their lawsuit against the Merck Entities.

        References to, and descriptions of, the Tender Agreement described above are qualified in their entirety by reference to the Tender Agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D and which is incorporated by reference in this Item 2 in its entirety.

        From June 9, 2006 through 11:35 a.m. New York time on June 19, 2006, Purchaser purchased 80,573,887 Shares (which does not include the 41,529,770 Shares that it has agreed to purchase from the Merck Entities pursuant to the Tender Agreement in the event the Offer is not successful) in open market and privately negotiated transactions at prices ranging from EUR 84.71 to EUR 89.00 per Share. Because some purchases were made in transactions at prices in excess of the Original Offer Price, German law requires, if the conditions to the Offer are satisfied at the end of the Acceptance Period, that Purchaser pay the highest such price for all Shares, including all Shares represented by ADSs, tendered in the Offer. As of 11:35 a.m. New York time on June 19, 2006, the highest price paid in such purchases was EUR 89.00 per Share, and, as a result, the price to be paid to holders of Shares, including Shares represented by ADSs, tendered in the Offer has been increased by operation of German law to EUR 89.00 per Share (the "Amended Offer Price"). If Purchaser acquires additional Shares at a price higher than the Amended Offer Price prior to the announcement of the final results of the Offer, and if the conditions to the Offer are satisfied, German law requires such higher price to be paid for all Shares, including Shares represented by ADS, tendered in the Offer.

        If the conditions to the Offer are satisfied, a subsequent acceptance period (the "Additional Acceptance Period") is expected to commence on June 23, 2006 and expire on July 6, 2006. Purchaser would be required to accept any Shares, including Shares represented by ADS, tendered during the Additional Acceptance Period, if there is one.

Item 3. Source and Amount of Funds or Other Consideration

        The aggregate purchase price of EUR 10,704,099,674.06 for the acquisition of the 122,103,657 Shares (which includes the 41,529,770 Shares that it has agreed to purchase from the Merck Entities pursuant to the Tender Agreement in the event the Offer is not successful) beneficially owned by the

Reporting Persons was funded, and the purchase of Shares (including Shares represented by ADSs) pursuant to the Offer (or in additional purchases outside the Offer) is currently anticipated to be funded, as follows:

Working Capital

        Up to EUR 3.0 billion of the aggregate purchase price for Shares (including Shares represented by ADSs) purchased in the Offer (or in purchases outside the Offer) will be funded out of working capital held by Bayer AG and its subsidiaries.

Subordinated Bonds

        On May 18, 2006, Bayer AG placed three tranches of bonds totaling approximately EUR 3.0 billion. The first tranche is a three-year floating-rate Eurobond in the amount of EUR 1.6 billion, which will bear interest at 22.5 basis points over EURIBOR. The second tranche is a seven-year fixed-rate Eurobond in the amount of EUR 1.0 billion, which will bear interest at 4.5%. The third tranche is a 12-year fixed-rate sterling bond in the amount of GBP 250 million, which will bear interest at 5.625%. The proceeds of these bonds were and will be used to pay part of the purchase price for Shares (including Shares represented by ADSs) purchased in the Offer (or in purchases outside the Offer).

Convertible Bonds

        On March 29, 2006, Bayer Capital Corporation B.V., Mijdrecht, the Netherlands (a subsidiary of Bayer AG) issued EUR 2.3 billion of 6.625% subordinated convertible bonds due June 1, 2009. The bonds are mandatorily convertible into ordinary shares of Bayer AG upon maturity. The bonds are subordinated and have been guaranteed by Bayer AG on a subordinated basis as well. The bonds have a minimum conversion price of EUR 33.03 and a maximum conversion price of EUR 38.64. The proceeds of this offering were and will be used by Purchaser to pay part of the purchase price for the Shares (including Shares represented by ADSs) purchased in the Offer (or in purchases outside the Offer).

Divestitures

        In the event the Offer is successful, as part of the financing of the Offer, Bayer AG currently plans to divest H.C. Starck and Wolff Walsrode. Both companies are part of the Bayer MaterialScience sub-group. It is currently planned that the proceeds from any such sales will be used to pay off part of the financing of the Offer.

Bridge Financing

        On March 23, 2006, Bayer AG as Borrower, Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers and Bookrunners, Citibank, N.A. and Credit Suisse International, as Original Lenders, and Citibank International plc, as Facility Agent, entered into an unsecured bridge facility agreement for an amount of EUR 7.0 billion (the "Bridge Facility Agreement"). The Bridge Facility Agreement was amended on June 14, 2006 pursuant to an Amendment and Restatement Agreement, dated June 14, 2006, between Bayer AG, Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers and Bookrunners, the Financial Institutions listed in Schedule 1 as Lenders and Citibank International plc, as Facility Agent (the "Bridge Amendment Agreement").

        Funds received under the Bridge Facility Agreement, as amended by the Bridge Amendment Agreement, may only be used for the purpose of financing or refinancing the acquisition of Schering AG securities by Purchaser pursuant to the Offer and/or a subsequent squeeze-out, if any, as well as for any acquisitions of Shares outside of the Offer and any costs, fees and expenses associated therewith.

        The bridge facility is in the amount of EUR 1,774,500,000 and has a term of 364 days with an extension option of up to one additional year from the date of the signing of the Bridge Facility Agreement.

        The interest rate equals the EURIBOR reference rate plus Mandatory Costs (as defined below) as well as a margin of 0.35%. After December 31, 2006, the margin will be variable. Depending on Bayer AG's credit rating, it may vary between 0.20% and 0.60%. The EURIBOR reference rate for any one-month interest period is the one-month EURIBOR displayed on the appropriate page of the Reuters screen on the designated TARGET Day (as defined below).

        As of June 9, 2006, the appropriate page of the Reuters screen displayed a one-month EURIBOR of 2.845%. As a result, the regular interest rate for a loan made available under the Bridge Facility Agreement with a one-month interest period starting on the designated TARGET Day would have been, for the respective one-month interest period, 3.195% per annum (one-month EURIBOR plus a 0.35 margin) plus Mandatory Costs, if any.

        As used herein, (i)"TARGET Day" means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system is open for the settlement of payments in Euros and (ii)"Mandatory Costs" means the cost of complying with certain regulatory requirements.

        References to, and descriptions of, the Bridge Facility Agreement and the Bridge Amendment Agreement described in this Item 3 are qualified in their entirety by reference to the Syndicated Facility Agreement and the Syndicated Amendment Agreement, copies of which are filed as Exhibits 2 and 3 to this Schedule 13D and are incorporated by reference in this Item 3 in their entirety.

Debt Commitments

        On March 23, 2006, Bayer AG as Borrower, Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers and Bookrunners, Citibank, N.A. and Credit Suisse International, as Original Lenders, and Citibank International plc, as Facility Agent, entered into an unsecured syndicated facilities agreement for an amount of EUR 7.0 billion (the "Syndicated Facilities Agreement"). The Syndicated Facilities Agreement was amended on June 14, 2006 pursuant to an Amendment and Restatement Agreement, dated June 14, 2006, between Bayer AG, Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers and Bookrunners, the Financial Institutions listed in Schedule 1 as Lenders and Citibank International plc, as Facility Agent (the "Syndicated Amendment Agreement").

        Funds received under the Syndicated Facilities Agreement, as amended by the Syndicated Amendment Agreement, may only be used for financing or refinancing the acquisition of Shares, including Shares represented by ADSs, by Purchaser pursuant to the terms of the Offer and/or a subsequent squeeze-out, if any, as well as for any acquisitions of Shares outside of the Offer and any costs, fees and expenses associated therewith.

        The syndicated facility is divided into two tranches in the amounts of EUR 3.0 billion (the "Syndicated Loan Facility A") and EUR 4.0 billion (the "Syndicated Loan Facility B"). The term of Syndicated Loan Facility A is 364 days with an extension option of up to one additional year, and the initial term of Syndicated Loan Facility B is five years, in each case from the date of the execution of the Syndicated Facilities Agreement.

        The interest rate equals the EURIBOR reference rate plus Mandatory Costs as well as a margin of 0.35% for Syndicated Loan Facility A, and a margin of 0.40% for Syndicated Loan Facility B. After December 31, 2006, the margin will be variable. Depending on Bayer AG's credit rating, it may vary between 0.20% and 0.60% for the Syndicated Loan Facility A and between 0.25% and 0.65% for the Syndicated Loan Facility B. Until the earlier of three months after the first date when payment of the Amended Offer Price is due to persons who accepted the Offer and the date of successful syndication of the syndicated facility, the EURIBOR reference rate for any one-month interest period is the one-month EURIBOR displayed on the appropriate page of the Reuters screen on designated TARGET Days. Thereafter, at Bayer AG's option, the interest periods will be one, three, or six-months resulting in respective EURIBOR reference rates of one, three or six-month EURIBOR.

        As of June 9, 2006, the appropriate page of the Reuters screen displayed a one-month EURIBOR of 2.845%. As a result, the regular interest rate for a loan made available under Syndicated Loan Facility A with a one-month interest period starting on the designated TARGET Day would have been, for the respective one-month interest period, 3.195% per annum (one-month EURIBOR plus a 0.35 margin) and the interest rate for a loan made available under Syndicated Loan Facility B with a one-month interest period starting on the designated TARGET Day would have been, for the respective one-month interest period, 3.245% per annum (one-month EURIBOR plus a 0.40 margin), in each case plus Mandatory Costs, if any.

        References to, and descriptions of, the Syndicated Facilities Agreement and the Syndicated Amendment Agreement described in this Item 3 are qualified in their entirety by reference to the Syndicated Facilities Agreement and the Syndicated Amendment Agreement, copies of which are filed as Exhibits 4 and 5 to this Schedule 13D and are incorporated by reference in this Item 3 in their entirety.

Item 4. Purpose of Transaction

General

        The purpose of the Offer is to acquire control of, and at least 75% of the equity interest in, Schering AG. The purpose of the purchases made outside the Offer is to (a) increase the likelihood that the conditions to the Offer (including the Minimum Acceptance Threshold) are satisfied and (b) enable the Reporting Persons to acquire a majority of the Shares in the event the Offer is not successful (which has been assured as a result of Merck KGaA's agreement in the Tender Agreement to sell the Merck Entities' Shares to Purchaser if the conditions to the Offer are not satisfied). The Reporting Persons may continue purchasing additional Shares outside of the Offer from time to time in such amounts and at such prices as they consider advisable in order to achieve the purposes for such purchases set forth above. Purchaser aims to ultimately acquire 100% of the equity interest in Schering AG.

        As a result of Merck KGaA's agreement in the Tender Agreement to sell the Merck Entities' Shares to Purchaser if the conditions to the Offer are not satisfied, Schering AG will become a majority owned subsidiary of Bayer AG even if the Offer is not successful. The Reporting Persons currently intend to cause Schering AG's business and Bayer AG's pharmaceuticals business to be combined to form a separate division named "Bayer-Schering-Pharma" within the Bayer HealthCare sub-group.

        Depending on various factors, including, without limitation, conditions in the securities markets and general economic and industry conditions, the Reporting Persons will take such actions with respect to their investment in Schering AG as they deem appropriate in light of the circumstances existing from time to time.

Management

        If the Offer is successful or the Reporting Persons otherwise acquire sufficient Shares to do so, the Reporting Persons currently intend to establish an executive team for the "Bayer-Schering-Pharma" business, which will include representatives of Schering AG and Bayer AG.

Supervisory Board

        Schering AG's supervisory board currently consists of 16 members, of which eight are elected by the shareholders and eight by the employees. If the Offer is successful or the Reporting Persons otherwise acquire sufficient Shares to do so, the Reporting Persons currently intend to be represented on Schering AG's supervisory board by the eight members who are shareholder representatives, subject to shareholders' approval. This approval is assured since the Reporting Persons will hold a majority position at the shareholders' meeting whether or not the Offer is successful.

Domination Agreement

        If the Reporting Persons own at least 75% of the represented share capital at a general shareholders meeting of Schering AG, they currently intend to cause Schering AG to enter into a domination and profit and loss transfer agreement, with Purchaser as the "controlling company" and Schering AG as the "controlled company." Entering into a domination and profit and loss transfer agreement requires, among other things, the consent of at least 75% of the represented share capital at a general shareholders meeting of Schering AG. Such agreement would become effective upon registration in the commercial register. Pursuant to a domination agreement, the controlled company submits itself to the direction of the controlling company. Purchaser, and indirectly Bayer AG, would be authorized to issue binding orders to the management board of Schering AG and would thereby control the management of its business affairs. Under a profit and loss transfer agreement, one company undertakes to transfer its entire profits to another company. A domination and/or profit and loss transfer agreement must provide recurrent cash payments as compensation to any minority shareholders, payable annually if and to the extent the domination and/or profit and loss transfer agreement remains effective and any minority shareholders exist. In addition, Purchaser would be obligated to make a mandatory offer to acquire all outstanding securities of Schering AG owned by any minority shareholders in exchange for the payment of "fair cash compensation" determined in accordance with German law (as described below).

Delisting and Deregistration

        If the Offer is successful or the Reporting Persons otherwise acquire sufficient Shares to do so, the Reporting Persons currently intend to cause Schering AG to apply for a revocation of the admission of Schering AG securities on the Swiss stock exchange. In addition, in such circumstances the Reporting Persons currently intend to cause Schering AG to delist the ADSs from the New York Stock. The Reporting Persons may cause Schering AG to apply for a revocation of Schering AG securities from the various German stock exchanges on which they are currently traded. Such delisting application will require shareholder approval and the payment of "fair cash compensation" in accordance with German law.

        The Shares and ADSs are currently registered under the Exchange Act. If the Offer is successful or the Reporting Persons otherwise acquire sufficient Shares to do so, the Reporting Persons currently intend to deregister the Shares and the ADSs to the extent that such termination is permissible under the Exchange Act. Deregistration of the Shares and ADSs would substantially reduce the information required to be furnished by Schering AG to holders of Shares and ADSs and to the SEC under the Exchange Act and would make certain provisions of the Exchange Act inapplicable to Schering AG and the Shares and ADSs.

Exclusion of Minority Shareholders

        Upon Purchaser procuring 95% or more of the share capital of Schering AG, the Reporting Persons currently intend to effect a squeeze-out, or transfer of the Shares (including Shares represented by ADSs) held by the minority shareholders to Purchaser, in exchange for "fair cash compensation" in accordance with German law. Such squeeze-out is effected by shareholder resolution. Such a resolution would be binding upon the remaining holders of Shares (including Shares represented by ADSs), and no holder could choose to remain a securityholder of Schering AG. Instead, the remaining Schering AG securityholders would only have a right to receive "fair cash compensation", and their Schering AG securities would no longer represent an equity interest in Schering AG, but only such right to such compensation. Upon completion of the squeeze-out, the stock exchange listings of Schering AG securities, and the registration of Schering AG securities under the Exchange Act, to the extent not previously terminated, would be terminated. If the Purchaser fails to procure 95% or more of the share capital of Schering AG, the Reporting Persons currently intend to purchase additional Schering AG securities on the open market, in negotiated transactions, derivative transactions or otherwise, with the aim of effecting a squeeze-out.

Other Corporate Measures

        If the Reporting Persons own at least 75% of the represented share capital at a general shareholders meeting of Schering AG, they will have the necessary qualified majority, subject to certain limitations, to have all important corporate measures passed at shareholders' meetings of Schering AG, such as amendments to the articles of association, capital increases, exclusion of subscription rights in capital measures, transformations, mergers and dissolution (including the so-called dissolution by transfer (übertragende Auflösung)). In such case, subject to the limitations discussed herein, the Reporting Persons might seek to influence or change Schering AG's dividend policy as well as its capital structure. Pursuant to German law, the implementation of some of these actions might require Purchaser to make an offer to minority shareholders to acquire their shares in return for "fair cash compensation" or to pay them a guaranteed dividend, in each case based on a valuation (Unternehmensbewertung) of Schering AG. Since such a valuation must be based on the circumstances at the time of the adoption of the applicable resolution at a general shareholders' meeting of Schering AG, the value of any compensation and/or guaranteed dividend could correspond to, but also could be above or below, the Amended Offer Price.

Mandatory Offer

        Because Purchaser has acquired more than 30% of the Shares (a "Significant Stake") in acquisitions outside of the Offer, if the Offer is not successful, Purchaser and/or Bayer AG would be obligated under German law to make a mandatory public offer (a "Mandatory Offer") for all Shares unless exemptive relief is granted by the German Federal Financial Supervisory Authority from this obligation. If a Mandatory Offer is made, it cannot be subject to any conditions other than regulatory conditions (in particular, antitrust clearance). The consideration to be offered by Purchaser in a Mandatory Offer must be at least equal to the higher of (i) the highest consideration which Purchaser, persons acting in concert with Purchaser or their subsidiaries have, in the three-month period preceding the publication of the offer document for such Mandatory Offer, granted or promised in return for the acquisition of Shares, and (ii) the average market price of the Shares in the three-month period preceding the publication of the acquisition of a Significant Stake.

Fair Cash Compensation

        If, pursuant to any of the actions set forth above, "fair cash compensation" must be paid, such fair cash compensation will be determined based on the value of Schering AG as of the date of the resolution of the shareholders of Schering AG authorizing the action and—except in the case of a delisting—reviewed by an expert auditor appointed by a German court. The expert auditor will determine the value per share according to the discounted earnings method (Ertragswertmethode) based on the IDW S1 valuation standard as amended on January 1, 2005. If the average price of the Shares for the three month period prior to the applicable shareholders' meeting, insofar as such price is representative, exceeds the compensation amount determined with the discounted earnings method, then such value shall be paid as compensation instead. The amount of fair cash compensation could be equal to the Amended Offer Price, but could also be higher or lower.

        Other than as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof, have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals). The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

        (a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Purchaser is the direct beneficial owner of 122,103,657 Shares (which includes the 41,529,770 Shares that it has agreed to purchase from the Merck Entities pursuant to the Tender Agreement in the event the Offer is not successful) as of 11:35 a.m. New York time on June 19, 2006, representing approximately 63.9283% of all Shares (including Shares represented by ADSs).

        Bayer AG, as the holder of all equity interests in Purchaser, has the power to vote and dispose of securities held by Purchaser, and therefore may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Purchaser.

        The following members of the management and supervisory boards of Bayer AG beneficially own the following Shares, all of which the Reporting Persons believe were tendered in the Offer:

Name	Number of Shares
Klaus Kühn	18
Dr. h.c. Martin Kohlhaussen	6,000
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	1,400

        Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, including Shares represented by ADSs.

        (c)—From June 9, 2006 through 11:35 a.m. New York time on June 19, 2006, Purchaser acquired 122,103,657 Shares (which includes the 41,529,770 Shares that it has agreed to purchase from the Merck Entities pursuant to the Tender Agreement in the event the Offer is not successful). Except as described in this Schedule 13D, pursuant to the Tender Agreement or as otherwise set forth on Schedule C, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has engaged in any transaction during the past 60 days in any Shares, including Shares represented by ADSs.

        (d)—Not applicable.

        (e)—Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Letters Between Bayer AG and Schering AG

        On March 23, 2006, Bayer AG sent a letter to the management board of Schering AG which contained the following proposed principle terms for the Offer:

  •
  Sites:    The headquarters of the consolidated pharmaceuticals business will be located in Berlin. The key research locations will be Berlin and Wuppertal (Federal Republic of Germany), as well as Richmond, Berkeley and West Haven (U.S.A.).

  •
  Employees:    Possible staff reductions will be equally and fairly allocated between both companies. Possible severance payments will be calculated applying the same rules in line with past practice of the respective company.

  •
  Management:    The management of the combined pharmaceuticals business will be chosen on the basis of objective criteria and third party advice. The composition of the senior management levels will be announced no later than the date on which the Offer is no longer subject to conditions precedent.

  •
  Name:    To the extent legally possible, the new name for the combined pharmaceutical business shall be "Bayer-Schering-Pharma."

  •
  Corporate Structure:    The head office of the combined pharmaceutical business shall be organized as a separate stock corporation unless this would have significant tax disadvantages. The management will report directly to Bayer HealthCare. Integration committees will be established with equal representation of executives from both Schering Group and Bayer Group.

  •
  Schering Foundation:    The Schering foundation (Schering-Stiftung) will continue to exist and will be provided with additional funding to underline Schering AG's continued presence in and dedication to Berlin.

        Immediately after receipt of the letter from Bayer AG, the management board of Schering AG confirmed to the management board of Bayer AG in writing that the letter of Bayer AG accurately reflected the understanding of both parties and that Schering AG welcomed the offer of Bayer AG. The management board further indicated that, after publication of the Offer Document and after due review of the Offer Document, it intended to recommend that the Schering AG securityholders accept the Offer.

        The Schering AG management board further declared in its letter that the Schering AG management board would cooperate with Bayer AG and make available to Bayer AG such information as will be necessary in connection with the Offer, the financing of the Offer and any regulatory approvals. Furthermore, the management board of Schering AG agreed to cooperate with Bayer AG—insofar as legally permissible—in order to begin planning the integration of the two companies after the successful completion of the Offer. The management board of Schering AG also agreed not to solicit or encourage competing offers of third parties. Schering AG's management board further agreed to immediately inform Bayer AG regarding any third party acquisition proposals and any discussions with such third parties. In the event of a takeover offer from a third party, the management board of Schering AG agreed not to recommend the acceptance of such an offer to the Schering AG shareholders unless it finds it altogether preferable to the Offer. However, the management board agreed to first give Bayer AG the opportunity to modify the Offer accordingly. In addition, the management board of Schering AG agreed not to take any measures that could preclude the success of this Offer. Finally, the Schering AG management board agreed not to support a proposal at this year's general shareholders' meeting of Schering AG that provides for a dividend distribution in excess of EUR 1.20 per Share.

        References to, and descriptions of, the letters described above are qualified in their entirety by reference to the letters, copies of which are filed as Exhibits 6 and 7 to this Schedule 13D and which are incorporated by reference in this Item 6 in their entirety.

Tender/Purchase Agreement

        On June 14, 2006, the Reporting Persons entered into the Tender Agreement with Merck KGaA pursuant to which Merck KGaA agreed to tender the Merck Entities' 41,529,770 Shares to Purchaser in the Offer at EUR 89.00 per Share. Furthermore, if the conditions to the Offer are not satisfied, the Reporting Persons and Merck KGaA agreed that Purchaser will acquire the Merck Entities' Shares at EUR 89.00 per Share no later than June 23, 2006. In addition, the Reporting Persons agreed to withdraw their lawsuit against the Merck. Entities.

        References to, and descriptions of, the Tender Agreement described above are qualified in their entirety by reference to the Tender Agreement, a copy of which is filed as Exhibit 8 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety.

Other Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In connection with the Offer, Credit Suisse Securities (Europe) Limited is acting as Settlement Agent for the Shares and The Bank of New York is acting as U.S. Settlement Agent for the ADSs and as alternative Settlement Agent for Shares held by Schering shareholders resident in the United States. Purchaser has retained Credit Suisse Securities (USA) LLC as Dealer Manager and Innisfree as Information Agent in the United States. Additionally, Credit Suisse Securities (Europe) Limited is acting as financial advisor for the Reporting Persons in connection with the Offer. The Dealer Manager, the Information Agent, the Settlement Agent and the U.S. Settlement Agent will each receive customary compensation and reimbursement of reasonable out-of-pocket expenses and each may be indemnified against certain liability risks in connection with the Offer, including liabilities under the U.S. securities laws. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer Document and related materials to their customers. In addition, Credit Suisse Securities (Europe) Limited is acting as broker for the Reporting Persons in connection with the acquisition of Shares outside of the Offer, for which it will receive customary compensation.

        The fee to be paid to the ADS depositary bank for the cancellation of ADSs tendered in the Offer will be paid by Purchaser. In addition, upon consummation of the Offer, Purchaser will offer Custodian Institutions that are participants in the Clearstream Banking AG system, upon request, a customary fee of EUR 25.00 per securities account for Shares tendered in the Offer (which includes payment to cover mailing and handling expenses for forwarding offering materials).

        Except as set forth in this Schedule 13D, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed on Schedules A and B, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Schering AG, including but not limited to, transfer or voting of any of the securities of Schering AG, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of Schering AG.

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement between the Reporting Persons.
Exhibit 2
Bridge Facility Agreement, dated March 23, 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent (incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by Purchaser and Bayer AG on April 13, 2006 (as amended, the "Schedule TO")).
Exhibit 3
Amendment and Restatement Agreement, dated June 14, 2006, between Bayer AG, Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers and Bookrunners, the Financial Institutions listed in Schedule 1 as Lenders and Citibank International plc, as Facility Agent (incorporated by reference to Exhibit (b)(3) of the Schedule TO).
Exhibit 4
Syndicated Facilities Agreement, dated March 23, 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent (incorporated by reference to Exhibit (b)(2) to the Schedule TO).
Exhibit 5
Amendment and Restatement Agreement, dated June 14, 2006, between Bayer AG, Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers and Bookrunners, the Financial Institutions listed in Schedule 1 as Lenders and Citibank International plc, as Facility Agent (incorporated by reference to Exhibit (b)(4) of the Schedule TO).
Exhibit 6	Letter of Bayer AG to Schering AG, dated March 23, 2006 (incorporated herein by reference to Exhibit 99.4 to the pre-commencement Schedule TO filed by Purchaser and Bayer AG on March 27, 2006).
Exhibit 7	Letter of Schering AG to Bayer AG, dated March 23, 2006 (incorporated herein by reference to Exhibit 99.5 to the pre-commencement Schedule TO filed by Purchaser and Bayer AG on March 27, 2006).
Exhibit 8	Tender/Purchase Agreement, dated June 14, 2006, between Dritte BV GmbH, Bayer AG and Merck KGaA (incorporated herein by reference to Exhibit (d)(3) of the Schedule TO).
Exhibit 9
Offer Document published April 13, 2006, as amended by Amendment No. 3 to the Schedule TO, Amendment No. 7 to the Schedule TO, Amendment No. 12 to the Schedule TO and Amendment No. 13 to the Schedule TO (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO).

        THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OR ADSS. THE TERMS AND CONDITIONS OF THE OFFER HAVE BEEN PUBLISHED IN THE OFFER DOCUMENT AFTER THE PERMISSION OF THE GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT, BAFIN) WAS OBTAINED ON APRIL 12, 2006. PURCHASER AND BAYER AG ALSO HAVE FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (THE "TENDER OFFER STATEMENT") WITH THE SECURITIES EXCHANGE COMMISSION (THE "SEC") WITH RESPECT TO THE OFFER. INVESTORS AND HOLDERS OF SHARES AND ADSS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED BY PURCHASER AND BAYER AG WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND HOLDERS OF SHARES AND ADSS WILL BE ABLE TO RECEIVE THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV), OR AT BAYER AG'S WEB SITE (HTTP://WWW.BAYER.COM).

Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

Schedule A

MANAGING MEMBERS OF PURCHASER

        The name and present principal occupation or employment of each of the managing members of Dritte BV GmbH are set forth below. All persons named in the table below are citizens of the Federal Republic of Germany. The business address of the people in the table below is c/o Bayer AG, 51368 Leverkusen, Federal Republic of Germany.

Name	Present Principal Occupation or Employment
Dirk Rosenberg	Head of domestic tax law, tax strategy and tax policy, Bayer AG
Dr. Armin Buchmeier	Attorney-at-law, head of corporate law, capital and financial markets law, Bayer AG

Schedule B

MANAGEMENT BOARD AND SUPERVISORY MEMBERS OF BAYER AG

        The name and present principal occupation or employment of each of the members of the management board of Bayer AG are set forth below. All persons named in the table below are citizens of the Federal Republic of Germany. The business address of the people in the table below is c/o Bayer AG, 51368 Leverkusen, Federal Republic of Germany.

Name	Present Principal Occupation or Employment
Werner Wenning	Chairman of the management board, Bayer AG
Klaus Kühn	Chief Financial Officer, Bayer AG
Dr. Richard Pott	Labor Director, Bayer AG
Dr. Wolfgang Plischke	Member of the management board, Bayer AG

        The name, present principal occupation or employment and business address of each of the members of the supervisory board of Bayer AG are set forth below. All persons named in the table below are citizens of the Federal Republic of Germany, other than Dr. Josef Ackermann, who is a citizen of Switzerland, and John Christian Kornblum, who is a citizen of the United States.

Name	Present Principal Occupation or Employment	Business Address
Dr. Manfred Schneider	Former chairman of the management board of Bayer AG	Bayer AG Kaiser-Wilhelm-Allee 51368 Leverkusen Federal Republic of Germany
Thomas de Win	Chairman of the central works council of Bayer AG	Bayer AG Kaiser-Wilhelm-Allee 51368 Leverkusen Federal Republic of Germany
Dr. Paul Achleitner	Member of the management board of Allianz AG	Allianz AG Königinstr. 28 80802 München Federal Republic of Germany
Dr. Josef Ackermann	Chairman of the management board of Deutsche Bank AG	Deutsche Bank AG Taunusanlage 12 60325 Frankfurt Federal Republic of Germany
Andreas Becker	Chairman of the works council of H.C. Starck GmbH	H. C. Starck GmbH Kraftwerk 3 79725 Laufenburg Federal Republic of Germany

Karl-Josef Ellrich	Chairman of the works council, Dormagen Site Chairman of the group works council of Bayer AG	Bayer AG Bayerwerk 41538 Dormagen Federal Republic of Germany
Dr. Thomas Fischer	Engineer	Bayer MaterialScience AG Bayerwerk 41538 Dormagen Federal Republic of Germany
Peter Hausmann	North Rhine District Secretary of the German Mine, Chemical and Power Workers' Union	IG Bergbau, Chemie, Energie Landesbezirk Nordrhein Hans-Böckler-Str. 39 40476 Düsseldorf Federal Republic of Germany
Prof. Dr. Ing. h.c. Hans-Olaf Henkel	Honorary professor at the University of Mannheim	Bayer AG Kaiser-Wilhelm-Allee 51368 Leverkusen Federal Republic of Germany
Thomas Hellmuth	Agricultural Engineer	Bayer Vital Pflanzenschutz GmbH Elisabeth-Selbert-Straße 4 A 40747 Langenfeld Federal Republic of Germany
Gregor Jüsten	Member of the works council, Leverkusen Site	Bayer AG Kaiser-Wilhelm-Allee 51368 Leverkusen Federal Republic of Germany
Dr. rer. pol. Klaus Kleinfeld	Chairman of the management board of Siemens AG	Siemens AG Wittelsbacherplatz 2 80333 München Federal Republic of Germany
Dr. h.c. Martin Kohlhaussen	Chairman of the supervisory board of Commerzbank AG	Commerzbank AG Kaiserplatz 60261 Frankfurt Federal Republic of Germany
John Christian Kornblum	Chairman of Lazard & Co. GmbH	Lazard & Co GmbH Markgrafenhaus Markgrafenstrasse 34 10117 Berlin Federal Republic of Germany
Petra Kronen	Chairwoman of the works council, Uerdingen Site	Bayer AG Bayerwerk Uerdingen 47812 Krefeld Federal Republic of Germany

Hubertus Schmoldt*	Chairman of the German mining, chemical and power workers' union, Hannover	IG Bergbau, Chemie, Energie Königsworther Platz 6 30167 Hannover Federal Republic of Germany
Dieter Schulte	Former chairman of the German federation of unions	Bayer AG Kaiser-Wilhelm-Allee 51368 Leverkusen Federal Republic of Germany
Dr. Ing. Ekkehard D. Schulz	Chairman of the management board of ThyssenKrupp AG	ThyssenKrupp AG August-Thyssen-Str. 1 40211 Düsseldorf Federal Republic of Germany
Dr. Ing. h.c. Jürgen Weber	Chairman of the supervisory board of Deutsche Lufthansa AG	Lufthansa AG Lufthansa Basis 60546 Frankfurt Federal Republic of Germany
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	President of the German research foundation, Bonn	Deutschen Forschungsgemeinschaft Kennedyallee 40 53175 Bonn Federal Republic of Germany

Schedule C

        The following table lists purchases made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in the open market during the past 60 days. Unless otherwise specified, all of such transactions were on the XETRA trading system:

Name	Date	Number of Shares or ADS	Price per Share or ADS
Purchaser	June 9, 2006	6,500 Shares	EUR 84.710
Purchaser	June 9, 2006	28,900 Shares	EUR 84.750
Purchaser	June 9, 2006	5,900 Shares	EUR 84.760
Purchaser	June 9, 2006	5,000 Shares	EUR 84.800
Purchaser	June 9, 2006	35,000 Shares	EUR 84.850
Purchaser	June 9, 2006	5,000 Shares	EUR 84.860
Purchaser	June 9, 2006	680 Shares	EUR 84.890
Purchaser	June 9, 2006	13,020 Shares	EUR 84.900
Purchaser	June 13, 2006	18,000 Shares	EUR 86.510
Purchaser	June 13, 2006	60 Shares	EUR 86.540
Purchaser	June 13, 2006	10,000 Shares	EUR 86.550
Purchaser	June 13, 2006	900 Shares	EUR 86.570
Purchaser	June 13, 2006	900 Shares	EUR 86.580
Purchaser	June 13, 2006	11,000 Shares	EUR 86.590
Purchaser	June 13, 2006	23,040 Shares	EUR 86.600
Purchaser	June 13, 2006	7,999 Shares	EUR 86.620
Purchaser	June 13, 2006	148 Shares	EUR 86.630
Purchaser	June 13, 2006	109,923 Shares	EUR 86.650
Purchaser	June 13, 2006	500 Shares	EUR 86.660
Purchaser	June 13, 2006	16,525 Shares	EUR 86.680
Purchaser	June 13, 2006	139,008 Shares	EUR 86.700
Purchaser	June 13, 2006	12,065 Shares	EUR 86.710
Purchaser	June 13, 2006	12,500 Shares	EUR 86.730
Purchaser	June 13, 2006	5,129 Shares	EUR 86.740
Purchaser	June 13, 2006	212,808 Shares	EUR 86.750
Purchaser	June 13, 2006	3,256 Shares	EUR 86.770
Purchaser	June 13, 2006	5,000 Shares	EUR 86.780
Purchaser	June 13, 2006	34,196 Shares	EUR 86.790
Purchaser	June 13, 2006	170,061 Shares	EUR 86.800
Purchaser	June 13, 2006	300 Shares	EUR 86.820
Purchaser	June 13, 2006	5,741 Shares	EUR 86.830
Purchaser	June 13, 2006	193,025 Shares	EUR 86.850
Purchaser	June 13, 2006	16,973 Shares	EUR 86.880
Purchaser	June 13, 2006	57,544 Shares	EUR 86.890
Purchaser	June 13, 2006	121,062 Shares	EUR 86.900
Purchaser	June 14, 2006	500 Shares	EUR 88.850
Purchaser	June 14, 2006	5,199 Shares	EUR 88.860
Purchaser	June 14, 2006	2,600 Shares	EUR 88.870
Purchaser	June 14, 2006	1,000 Shares	EUR 88.880
Purchaser	June 14, 2006	25,675 Shares	EUR 88.900
Purchaser	June 14, 2006	1,000 Shares	EUR 88.910
Purchaser	June 14, 2006	87,880 Shares	EUR 88.920
Purchaser	June 14, 2006	2,000 Shares	EUR 88.940
Purchaser	June 14, 2006	330,334 Shares	EUR 88.950

Purchaser	June 14, 2006	1,000 Shares	EUR 88.960
Purchaser	June 14, 2006	350,818 Shares	EUR 88.970
Purchaser	June 14, 2006	176,000 Shares	EUR 88.980
Purchaser	June 14, 2006	74,095 Shares	EUR 88.990
Purchaser	June 14, 2006	3,206,566 Shares	EUR 89.000
Purchaser	June 15, 2006	969 Shares	EUR 88.850
Purchaser	June 15, 2006	10,600 Shares	EUR 88.870
Purchaser	June 15, 2006	1,600 Shares	EUR 88.880
Purchaser	June 15, 2006	1,600 Shares	EUR 88.890
Purchaser	June 15, 2006	191,389 Shares	EUR 88.900
Purchaser	June 16, 2006	1,877,007 Shares	EUR 89.000
Purchaser	June 19, 2006	788,961 Shares	EUR 89.000

        The following table lists purchases made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in privately negotiated transactions during the past 60 days:

Name	Date	Number of Shares or ADS	Price per Share or ADS
Purchaser	June 9, 2006	352,696 Shares	EUR 85.178
Purchaser	June 9, 2006	282,791 Shares	EUR 85.582
Purchaser	June 9, 2006	600,000 Shares	EUR 85.944
Purchaser	June 9, 2006	100,000 Shares	EUR 85.960
Purchaser	June 9, 2006	151,214 Shares	EUR 85.967
Purchaser	June 9, 2006	452,620 Shares	EUR 85.976
Purchaser	June 9, 2006	74,158 Shares	EUR 85.981
Purchaser	June 9, 2006	1,802,997 Shares	EUR 85.989
Purchaser	June 9, 2006	4,800,000 Shares	EUR 85.994
Purchaser	June 9, 2006	36,075,035 Shares	EUR 86.000
Purchaser	June 12, 2006	3,646,417 Shares	EUR 86.000
Purchaser	June 13, 2006	1,294,000 Shares	EUR 87.000
Purchaser	June 13, 2006	20,531,490 Shares	EUR 88.000
Purchaser	June 14, 2006	40,000 Shares	EUR 89.000
Purchaser	June 14, 2006	170,000 Shares	EUR 89.000
Purchaser	June 14, 2006	250,000 Shares	EUR 89.000
Purchaser	June 14, 2006	375,000 Shares	EUR 89.000
Purchaser	June 14, 2006	100,000 Shares	EUR 89.000
Purchaser	June 14, 2006	112,500 Shares	EUR 89.000
Purchaser	June 14, 2006	140,000 Shares	EUR 89.000
Purchaser	June 14, 2006	106,000 Shares	EUR 89.000
Purchaser	June 14, 2006	29,800 Shares	EUR 89.000
Purchaser	June 14, 2006	60,000 Shares	EUR 89.000
Purchaser	June 14, 2006	200,000 Shares	EUR 89.000
Purchaser	June 14, 2006	500,000 Shares	EUR 89.000

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MANAGING MEMBERS OF PURCHASER
MANAGEMENT BOARD AND SUPERVISORY MEMBERS OF BAYER AG